                                                                    EXHIBIT 99.1


                                      2002
                                  ANNUAL REPORT








                                    CALEDONIA
                               MINING CORPORATION

                                TABLE OF CONTENTS

2.       Performance Highlights

3.       Letter to Shareholders

4.       Activity Report on Properties

9.       Management Discussion and Analysis of Financial Results

13.      Management's Responsibility for Financial Reporting

14.      Auditors' Report

15.      Financial Statements

33.      Directors and Management

34.      Corporate Directory

Note: All figures in the 2002 Annual Report are in Canadian dollars unless otherwise noted.



                              CORPORATE OBJECTIVES

Caledonia Mining Corporation ("Caledonia") was formed on February 5, 1992. The focus of the Caledonia group of companies is to identify and acquire properties and projects early in the development cycle, and then add value by either operating or joint venturing, or disposing of mineral assets at the most economically opportune time. Caledonia defines its operations as the acquisition, funding, development, and operation of mineral properties, with the possibility of divestiture at different points in time on the valuation curve, possibly when the asset is in production or perhaps when it is at the exploration stage. The economics of the divestiture decision governs the timing of any such transaction. Cognisant of the economic risks and vagaries inherent in the exploration for, and mining of mineral resources Caledonia will continue to seek and develop only those mineral assets with the potential to be low cost producers.


ENVIRONMENTAL POLICY

Caledonia Mining Corporation ("Caledonia") and its Board of Directors are committed to maintain the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment. Caledonia and its subsidiaries operate under an environmental code of practice that encompasses the following:

I. Caledonia directs its employees and its subsidiary companies to conduct their exploration and operations activities in a professional, environmentally responsible manner, in compliance with all applicable legislation and policies in the jurisdictions in which they undertake business.

II. Caledonia liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of Caledonia's activities in relation to environmental protection.

III. Caledonia is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

IV. Caledonia on a regular ongoing basis monitors its environmental protection management programs to ensure their compliance with the applicable regulatory requirements.

It is the responsibility of all the employees of Caledonia and its subsidiaries to carry out their employment activities in accordance with this code of practice. Operational line management has the direct responsibility for regular environmental protection management.


/s/ S. E. HAYDEN,                                  /s/  J. JOHNSTONE,
Chairman of the Board, President and               Vice-President Operations and
Chief Executive Officer                            Chief Operating Officer

PERFORMANCE HIGHLIGHTS              (1) Filon Sur to June 30 for year 2000 only.

                                                  2002          2001          2000          1999          1998
                                                -------       -------       -------        ------       -------
          FINANCIAL - C$ 000'S
Revenue from Sales                                   27           124         6,623        14,701        15,523
Gross Profit (Loss)                                (103)         (126)          304         2,090         2,771
Expenses (General and Administration,
    Interest and Amortization)                    1,578         1,130         2,143         3,853         7,566
Net Income (Loss) - before Write-Downs           (1,741)       (1,195)        7,412         3,082        (4,439)
Net Income (Loss) - after Write-Downs            (4,331)       (1,195)        7,412        (7,460)      (50,437)
Cash                                              1,864            90            75            51            91
Current Assets                                    2,094           184           200         2,179         4,175
Assets                                           24,767        24,973        25,063        33,189        50,831
Current Liabilities                               1,336         2,701         2,556         5,143         7,678
Long Term Liabilities                             1,280         1,813         1,813        21,747        34,032
Working Capital (Deficiency)                        758        (2,517)       (2,356)       (2,964)       (3,503)
Shareholders' Equity                             22,151        20,459        20,694         6,299         9,121
Total Capital Expenditures                          300            --            --           345           464
Expenditures on Mineral Properties                  624            23           120           353         2,458
Financing Raised                                  4,786         1,078           979           497         2,452

           SHARE INFORMATION
Market Capitalization ($ Thousands)              86,836         9,086        10,374         3,441         4,578
Shares Outstanding (Thousands)                  211,795       165,202       148,202        68,830        41,615
Warrants & Options (Thousands)                   28,055        19,566         7,566         7,566         3,986
Earnings (Loss) per Share                         (0.02)        (0.01)         0.08         (0.12)        (1.35)
TSE Share Price High                               0.44          0.09          0.35          0.15          0.72
TSE Share Price Low                               0.060          0.04          0.05          0.05          0.09
TSE Share Volume (Thousands)                     81,234        22,310        22,939        16,397         6,254
NASDAQ Share Price High (US$)                     0.281          0.06          0.18          0.09          0.50
NASDAQ Share Price Low (US$)                      0.040          0.02          0.03          0.03          0.06
NASDAQ Share Volume(Thousands)                  271,404        74,714        61,919        34,815        36,721

        OPERATING RESULTS (1)
Gold Production (Ounces)                             52           114        14,558        32,300        32,567
Silver Production (Ounces)                            4            --       122,665       240,675       227,945
Average Cost per Ounce Gold (US $) Sold              --            --           240           204           216
Average Revenue per Ounce Gold (US $) Sold           --            --           285           288           296
Year End Gold Resource (Thousand Ounces)          2,489         2,930         2,930         3,487         3,519

LETTER TO SHAREHOLDERS

Although the base metals experienced another difficult year during 2002 as copper, cobalt, zinc and lead prices remained at cyclical lows, precious metals prices, and in particular gold started to break out of their long price slump progressively from January and peaked above $350 per ounce during December 2002.

As a result of the increasing gold price, Caledonia decided during February 2002 to return the Barbrook Mine to limited production whilst it tested the mineability of a high grade gold zone and also tested the new Caledonia developed "PreOx" process and Resin-in-Leach (RIL) on the Taylor's ore body. With the steady increase in the gold price, it was decided to re-commence commercial scale mining operations and since then work has been carried out to refurbish the mine, metallurgical plant and other surface infrastructure. Mining commenced in January 2003 and the first gold was produced during March 2003. The plant start-up was delayed by management's decision to install a Resin pumped-cell leach carousel in preference to a RIL circuit.

Strong diamond exploration in the Coronation Gulf area of Nunavut, Canada continued unabated during 2002 with further discoveries being reported. A mini-bulk sample of the Potentilla kimberlite pipe was taken during the second quarter from which a 0.34 carat colorless diamond was recovered. Potentilla has an estimated diamond content of 17.4 carats per 100 tonnes. The 2002 winter and summer exploration programs focused on the Stellaria kimberlite pipe where 105 kg and 111 kg samples were recovered by diamond drilling. Testing of these two drill samples recovered 146 diamonds from the 216 kg of sample. Stellaria is located about 700 metres from the Potentilla pipe. The discovery of 2 diamondiferous pipes on the Kikerk property confirms the need for further exploration of the property.

During 2002 exploration work continued on the Mulonga Plain diamond joint venture in Zambia, at the Kikerk Lake diamond property in Northern Canada and at the Goedgevonden diamond prospect in South Africa. Additional properties acquired by Caledonia during 2002 include the Rooipoort property east of Potgietersrus in South Africa that is highly prospective for platinum group metals and other exploration areas of interest located adjacent to the Goedgevonden kimberlite pipe.

Further details of Caledonia's properties are to be found elsewhere in this report, and the very latest information on all Caledonia's properties and interests can be found on the Caledonia website http://www.caledoniamining.com.

As can be seen from these financial statements, Caledonia continues to remain largely debt free and will continue to focus its efforts on advancing its assets. An amount of $5.2 million, net of financing costs was raised during 2002 from private placements and the exercise of warrants. During early 2003, a further $ 1.2 million, net of financing costs was raised from the portion of the private placement carried over from December 2002 and from the exercise of warrants. During 2003, Caledonia intends to extend this focus to include the addition of income producing assets in order to fund its activities and further acquisitions.

My thanks to Caledonia's management, directors, staff, joint venture partners, and particularly to our shareholders for supporting Caledonia during the challenges and opportunities of another year. The management and directors look forward to your continued confidence as we work diligently towards the objective of building Caledonia into a significant international mining company.




On behalf of the Board of Directors,
/s/ S.E. HAYDEN,
Chairman of the Board, President and
Chief Executive Officer
May 9th, 2003

2002 ACTIVITY REPORT

Caledonia owns a diversified portfolio of carefully selected properties in Canada, Zambia, South Africa, and Democratic Republic of Congo with excellent exploration potential for gold, diamond, platinum group metals, nickel, copper and cobalt. These properties, some of which are under joint venture agreements with major mining companies, are the key assets of Caledonia and should in future provide shareholders with significant returns. However, the realization of value from a mineral resource property requires time, money and expertise. It remains a Caledonia strategic objective to enter into joint venture agreements with major mining companies, as this enables Caledonia to conserve its cash resources and allows it to draw on the expertise and skills of joint venture partners to develop its properties. Continuing low base metal prices has resulted, in recent years, in a reduction of exploration activities by the large mining companies. Consequently this has made it difficult for Caledonia to obtain JV partners for its 3 major base metal properties in Zambia and the Congo.

This report details only those properties where there has been significant activity during the 2002 year. Where properties have been largely inactive, no descriptive report is presented and information on these properties can be obtained by referring to the 1998 to 2000 annual reports. Copies of these reports can be obtained either from the Caledonia Head Office in Mississauga, Ontario, Canada or can be downloaded from our website at "www.caledoniamining.com".

                                      GOLD

BARBROOK MINES LIMITED - SOUTH AFRICA

Barbrook is located near the town of Barberton in the Mpumalanga province of South Africa. The mine was placed on care and maintenance in July 1997. In 1997 the monthly underground mining and milling rate was 17,000 tonnes of ore. The design capacity of the metallurgical plant is 30,000 to 40,000 tonnes per month for free-milling oxide ores, or 25,000 tonnes per month for the harder metallurgically more complex refractory sulphide ores.

GOLD RESERVES & RESOURCES (UNDILUTED) - AS AT DECEMBER 31, 2002

CATEGORY                                   TONNES     GOLD GRADE - G/TONNE     GOLD OUNCES
--------                               ----------     --------------------     -----------
RESERVES
Proven Reserves                           229,204                     6.00          44,207
Probable Reserves                         237,077                     4.98          37,970
                                       ----------                     ----       ---------
         TOTAL RESERVES                   466,281                     5.48          82,177
                                       ==========                     ====       =========

RESOURCES
Measured Resources                        485,756                     4.92          76,840
Indicated Resources                     1,011,996                     4.98         161,943
Inferred Resources                      8,830,869                     5.77       1,637,341
                                       ----------                     ----       ---------
         TOTAL RESOURCES               10,328,621                     5.65       1,876,124
                                       ==========                     ====       =========

TOTAL MINERAL RESERVES & RESOURCES     10,794,902                     5.64       1,958,301
                                       ==========                     ====       =========

The mineability, geology, and mineralization of the Taylor's ore body was re-evaluated and re-modelled during 2002 to determine the optimum mining methods to minimize grade dilution. Mining has commenced in the Taylors ore zone between 10 and 7 levels. Geological sampling and evaluation on adjacent blocks in the Taylors zone is ongoing. Development and stope tonnages from this area will supplement the present production allowing the mill throughput to be increased to the 8,000 tonnes per month range. In addition, ore samples from the Daylight zone are being taken and tested to confirm the metallurgical amenability of this material in the new "PreOx" and resin-in-leach circuit. If these tests prove positive the Daylight area will provide the plant with a readily accessible additional ore source of higher than average grade ore.

In mid-2002 management decided to recommence commercial production at Barbrook and the refurbishing of the mine, the underground, and the surface infrastructure commenced in August 2002. The refurbishment of the underground essentially comprised of re-equipping for mining and underground development, the replacement of wooden access ways and electric cables, the stripping and maintenance of locos, winches, fans, and the clearing and re-equipping of the ore delivery systems etc. The first stopes were started during January 2003 and by March 2003 the mining rate had increased to 4,000 tonnes per month with the initial planned mining rate of 6,000 tpm scheduled for May 2003. By the end of February the mine had built up a stockpile of over 3,000 tonnes of ore at a grade of about 6.3 g/t for processing.

Surface refurbishment was mainly confined to the administration areas, the change-house, lamp room, security barracks, training and first aid rooms, the mine stores and workshops, the assay laboratories, explosive magazines, the metallurgical plant and the tailings deposition area.

The planned date of mid December 2002 for the plant commissioning was delayed due to the decision to install the latest technology of pump cells in the new resin-in-leach circuit. Because of the lower initial tonnage (6,000 tpm) throughput planned it was decided at an early stage to reconfigure a smaller primary and secondary milling circuits to cater for this lower tonnage. The 250 kW Vecor re-grind mill in the old 25,000 tpm circuit is presently being used as the primary ball mill and the Sala 90 kW tertiary mill is now being utilized as the concentrate regrind mill.

A flash-flotation cell has been installed in the Vecor primary mill circuit to recover as much of the free and flotation-recoverable gold as early in the process circuit as possible and to reduce gold lock-up in the primary mill. A Knelson concentrator has also been installed in the primary Vecor mill circuit to recover free gold. The existing rougher flotation circuit has been fully refurbished.

A new pre-aeration section has been refurbished and commissioned, and the existing cleaner flotation cells have been converted into the PreOx circuit. A brand new, 6-stage Pumped Cell resin in leach circuit ("PRIL"), the new resin elution, electrowinning circuits, the refurbished induction furnace and smelt house, and the associated security systems have been constructed and commissioned. As previously stated, the PRIL section is fitted with the state-of-the-art Anglo American-patented pump cells that have been designed and fabricated by Kemix S.A.

The tailings deposition area has been rehabilitated and the tailings delivery lines, which have been re-routed to avoid an environmentally sensitive area, have been pressure tested and the flotation tailings line extended. There has been a significant enhancement of the environmental and operating codes of practice and procedures to prevent the risk of pollution off the mine property and increase mine safety.

The required regulatory and environmental practices have been evaluated, the risk assessments have been carried out and the required Codes of Practices drawn up and implemented. Barbrook was granted its Section 9 permanent mining authorization in March 2003.

It is planned to increase the mined and processed tonnage to 8,000 tonnes per month as the underground and stope development progresses and provides greater mining flexibility.

EERSTELING GOLD MINING COMPANY LIMITED - SOUTH AFRICA

Eersteling Gold Mining Company Limited is listed on the Johannesburg Stock Exchange and is 96.4% owned by Caledonia. The mine is located near the city of Polokwane (Pietersburg) in the Limpopo Province of South Africa. Production was halted in early 1997 due to the prevailing low gold prices. The property is less than 10% explored and Caledonia intends, based on a sustainable economic Rand gold price, to recommence commercial production at Eersteling during the 2003 year.

GOLD RESOURCES (UNDILUTED) - AS AT DECEMBER 31, 2002

RESOURCE CATEGORY                   TONNES     GOLD GRADE - G/TONNE     GOLD OUNCES
-----------------                ---------     --------------------     -----------
Measured                            60,527                     7.43          14,457
Indicated                          537,232                     7.78         134,382
Inferred                         2,048,961                     5.79         381,600
                                 ---------                     ----         -------
      TOTAL MINERAL RESOURCE     2,646,720                     6.23         530,439
                                 =========                     ====         =======

With the significant increase in the gold price during late 2002, and with the added interest of the Rooipoort Platinum prospect (discussed later) there has been a significant interest shown by a number of other mining companies in joint-venturing the Eersteling property for a re-commencement of commercial gold mining operations, further gold exploration, and for the exploration of the Rooipoort platinum property.

In 2002 Eersteling applied for its required Section 9 permanent mining permission and this was granted during April 2003. Once the Barbrook Mine has reached commercial production during the 2nd quarter of 2003, work to return Eersteling to production will immediately commence provided an economically sustainable Rand gold price continues to prevail. Present planning is to commence the de-watering of the underground areas during the 2nd quarter so as to allow the commencement of the refurbishment and development underground during the 3rd quarter of 2003. Depending upon the refurbishment work required in the metallurgical plant it is likely that the processing of the mine ore will commence during the 4th Quarter of 2003 or the 1st Quarter of 2004. Dependant upon a study of the economics of transportation and processing, Eersteling may elect to transport its gold-bearing flotation concentrate to the Barbrook metallurgical complex for treatment using the new PreOx and PRIL processing technology.

                                   BASE METALS

NAMA: COPPER / COBALT - ZAMBIA

Caledonia Mining Nama Limited, a wholly owned subsidiary of Caledonia, holds five contiguous exploration licences in northern Zambia and host open-pittable near-surface low grade cobalt / copper mineralization. The 2001/2002 soil-sampling program carried out jointly by Caledonia and BHP Billiton was completed over the majority of the remaining licence area. This program identified a number of high priority anomalous targets within the required geological setting. These targets will be followed up in the search for the suspected presence of larger, deeper, sulphide ore bodies. The exploration information that has been gained on the Nama group of licences will be invaluable in developing exploration models and strategy at the nearby Katanga joint ventures in the D. R. of Congo.

During 2001/2002, the 2,260 geochemical soil samples that were collected during 2000 and 2001 were processed and the results from these soil samples have been analysed. An additional four anomalies including one drill target have been identified for the future exploration programs.

KADOLA GROUP: GOLD / COPPER / COBALT / NICKEL / PYRITE - ZAMBIA

Caledonia Mining Kadola Limited, a wholly owned subsidiary of Caledonia, holds three exploration licences covering 6,099 km2 of the southernmost extension of the "Zambian Copperbelt". Within the licence areas, several distinct targets have been identified.

Joint venture partners are being sought for these base metal prospective properties. It is probable that a reduction in property holding will be made in 2003 to comply with the normal exploration policy. This will not result in any material reduction in Caledonia's key areas of mineralization.

                                    DIAMONDS

CANADA

KIKERK LAKE

In 2001 and 2002, Caledonia announced the discoveries of two diamondiferous kimberlites, "Potentilla" and "Stellaria", on the Kikerk Lake property in Nunavut, by its joint venture partner and operator of the property, Ashton Mining of Canada Inc. ("Ashton"). The two kimberlite pipes are approximately 700 metres apart.

The Potentilla kimberlite is represented by a magnetic anomaly with approximate dimensions of 140 x 60 metres and comprises two different facies within the kimberlite pipe: an upper diatreme facies underlain by a hypabyssal facies. Drill results suggest that the kimberlite extends 65 metres from the centre of the anomaly along its longest dimension is orientated north south and has maximum surface dimensions of 110 metres by 50 metres.

The Stellaria kimberlite was discovered by drilling a single vertical hole into a geophysical anomaly having a surface dimension of approximately 160 metres by 50 metres. A second hole was drilled in summer from a location 40 metre northwest of the discovery hole at an angle of 60 degrees from the horizontal towards the vertical discovery hole. The drill passed through 16 metres of overburden and 52 metres of dolomite before intersecting 21 metres of hyperbyssal kimberlite, giving Stellaria an estimated true width of 13 metres.

The drill data suggests that the Stellaria kimberlite is a 13 metre-wide dyke dipping, at an angle of 72 degrees to the northwest. Based on the mineral indicator and geophysical data, Stellaria has a maximum strike length of approximately 400 metres.

A 5.83 tonne mini-bulk sample from Potentilla was taken during the Winter 2002 program and returned the following results:

       KIMBERLITE       SAMPLE WEIGHT       DIAMONDS RECOVERED        ESTIMATED DIAMOND CONTENT
         FACIES            (TONNES)              (CARATS)                        (cpht)
                                           --------------------       -------------------------
                                           >0.8 mm     > 1.0 mm         FOR DIAMONDS > 1.0 mm
     ------------       -------------      -------     --------       -------------------------
     Breccia                 4.48            1.07        0.86                    19.20
     Hypabyssal              1.35            0.21        0.16                    11.85
                             ----            ----        ----                    -----
     TOTAL                   5.83            1.28        1.02                    17.50


The largest diamond recovered came from the breccia and was a 0.34 carat colourless composite crystal with small inclusions. The second largest diamond, recovered from the hypabyssal phase, was a 0.09 carat stone. Using a 1.0 mm square screen aperture, 1.02 carats of diamonds greater than 1.00 mm were recovered, representing an estimated diamond content of 17.5 carats per hundred tonnes ("cpht").

Two samples of Stellaria were obtained from drilling in the winter and the summer programs. The results from caustic fusion analysis of the two drill core samples returned the following results:

                                                                  TOTAL DIAMONDS
DRILL PROGRAM     SAMPLE WEIGHT     -----------------------------------------------------------------------
                      (KG)          >/= 0.1 MM IN       >/= 0.5MM IN      >/= 0.5 MM IN       >/= 1.0 MM IN
                                    TWO DIMENSIONS     TWO DIMENSIONS     TWO DIMENSIONS     TWO DIMENSIONS
-------------     -------------     --------------     --------------     --------------     --------------
    Summer            110.7                67                  22                  10                  1
    Winter            105.4                79                  13                   1                  0
                      -----                --                  --                  --                  -
    TOTAL             216.1               146                  35                  11                  1

The data from the two drill holes is insufficient to infer an accurate diamond concentration of the Stellaria Kimberlite. The summer program also included the collection of more than 250 indicator minerals in the vicinity of Potentilla and Stellaria kimberlites to investigate unexplained geophysical and indicator mineral anomalies. The data from these indicator mineral samples will assist in identifying priority targets for the 2003 drilling program.

Caledonia currently has a 17.5% interest in the Kikerk Lake property, Ashton currently holds a 52.5% interest, having incurred in excess of $750,000 in exploration expenditures on the property. This can be increased to 59.5% if Ashton funds Caledonia's share through a completed feasibility study.

A formal joint venture agreement between the parties was signed during March
2002.

ZAMBIA

Caledonia has a joint venture agreement with BHP World Exploration Inc. and its affiliate Motapa Diamonds Inc., collectively "the BHP Entity", on the Mulonga Plain, Kashiji Plain and Kakenge River licences in Western Zambia. Motapa is the project operator on behalf of the Joint Venture. The BHP Entity is now vested with a 60% participating interest and Caledonia has the remaining 40% interest. In terms of the joint venture, the BHP Entity will continue to fund operations through the completion of a feasibility study at which point their interest will increase to 75%. Caledonia will then have various options including that of BHP funding the project through to commercial production.

MULONGA PLAIN:

During the 2002 field program 1,450 metres on eight targets were drilled in order to gain further stratographic information. The drill holes were sited on a variety of geophysical anomaly types having the potential to have kimberlite as the causative source. Overburden thickness varied between 60 and 180 metres. The key results of the drilling program have been the resolution of thickness, extent and the character of young sedimentary rocks accumulated over the older crystalline basement rocks. The nature or these sediments can significantly affect the geophysical signature that could be expected from a kimberlite body. Motapa is applying this improved, constrained geological model to the existing geophysical interpretive work in a review of existing, untested prospective kimberlite targets. The objective is to identify new drill targets and to re-prioritize existing drill targets with the refined information for the 2003 drilling program.

KASHIJI PLAIN:

This licence area is located in Northwest Zambia, adjacent to the Angolan border. Airborne magnetic and ground magnetic, electromagnetic and gravity geophysical surveys were completed in early summer over a series of 30 magnetic anomalies. In late summer, an abbreviated exploration program drilled seven of these targets. A key aim of the program was to develop a model of the overburden and bedrock geology from which to re-interpret geochemical and the ground geophysical data. The core from the drill samples is being tested for kimberlite indicator mineral recovery and analysis.

In addition to the drilling, follow-up heavy mineral sampling was carried out in the southern and central parts of the licence area to confirm and evaluate kimberlite indicator mineral recoveries. The initial review was positive with confirmation that the kimberlite indicator mineral recoveries generated from the initial reconnaissance work are reproducible at a number of sites. Motapa believe that these may be close to the primary source. All results should be available in early 2003.

Motapa remain confident about the prospects of both Mulonga Plain and Kashiji Plain areas. The have commented that the 2002 programs have significantly improved their understanding of the property geology that will aid future exploration. Additional detailed geochemical and geophysical work will be required to prioritise untested drill targets and to develop new targets as the new information is fully evaluated.

KAKENGE RIVER LICENCE:

The Kakenge licence, lying immediately east of the southern portion of the Mulonga licence and east of the Zambezi River is along strike of the defined anomalous area within the Mulonga licence. In 2002, some further confirmatory work was carried out on Kakenge as priority work was given to Mulonga and Kashiji Plain areas.

SOUTH AFRICA

VIER EN TWINTIG RIVIER, PRUISSEN AND ROOIPOORT

In 2002 Caledonia acquired Prospecting and Option Agreements over three exploration properties in South Africa that it believed to be prospective for diamonds and platinum. During 2002 Caledonia added, via its JSE listed subsidiary company Eersteling Gold Mining Company Limited, the Rooipoort Platinum prospect, located about 30 km south west of Eersteling's gold mine and dropped its option on the Vier en Twintig Rivier and the Pruissen properties.

THE GOEDGEVONDEN EXPLORATION PROJECT

Caledonia has signed a Prospecting and Option Agreement over the Goedgevonden diamond bearing kimberlite pipe located approximately 20 kilometres north of the Stilfontein Gold Mine in the Klerksdorp district of the North West Province in South Africa. In early 2002, Caledonia signed Prospecting and Option Agreements over adjacent areas of interest, including the exploration rights to the Syferfontein kimberlite pipe that is located about 1 km northeast of the Goedgevonden pipe and other adjacent areas of interest.

Previous prospecting activities carried out in the mid 1970's on Goedgevonden indicated that the pipe is oval in shape and covers a surface area of approximately 27,000 square metres. This work also confirms that the pipe was drill intersected at a depth of 425 metres, and that further down dip extensions remain undefined. Previous drilling reported an average diamond content of 35 to 45 cpht, with one hole yielding 65 cpht. A fair portion of the diamonds recovered from the drilling were gem quality with a notable tendency toward pink coloured diamonds.

Caledonia conducted a Stratagem geophysical survey in November 2001 prior to planning a preliminary drilling program in 2002. The preliminary drilling program was for 7, 8" and 12" diameter reverse-circulation drill holes, the collection of the drill samples and diamond recovery. Four holes were drilled in the centre of the pipe, three to a depth of 150 metres, and the other to 120 metres. The three remaining holes were drilled to delineate the pipe in more detail. All of the 7 holes drilled entered the kimberlite at a depth of about 6 metres, and the 4 centrally-located holes were stopped whilst still in the kimberlite. A total of about 56 tonnes of drill sample was collected and processed through a Van Eck and Lurie dense-media separation ("DMS") plant and wet Sortex machine. From the diamond recoveries it was confirmed that the Goedgevonden pipe was diamondiferous, and sufficient gem quality diamonds were recovered to warrant a larger bulk sample.

The bulk sampling program planned for late 2002 was delayed by the early summer rains. In the interim Caledonia acquired the time domain airborne geophysics over the area and will complete its interpretation of this in April 2003. Based on these conclusions Caledonia plans to commence a large diameter auger drill sampling program once the summer rains have ceased and the area water table has dropped sufficiently to facilitate the large diameter auger drilling. The program is designed to provide a sufficiently large and representative bulk sample to verify the grade and quality of diamonds found in the undisturbed, heavily weathered kimberlite overlying the competent kimberlite rock. Based on these results a bankable feasibility may then be initiated.


                                    PLATINUM

THE ROOIPOORT EXPLORATION PROJECT

Caledonia's 96% subsidiary Eersteling Gold Mining Company Limited acquired the rights in 2002 to explore and develop the mineral rights on the farm Rooipoort 46 KS from Anglo Platinum Mining Services in exchange for certain surface rights held by Eersteling in the Pietersburg area. Rooipoort 46 KS is approximately 8 kilometres east of Potgietersrus and about 30 km southwest of Caledonia's Eersteling gold mine in the Limpopo Province of South Africa and is considered to be highly prospective for platinum deposits.

Caledonia has been in negotiation with a number of parties in 2002 to escalate the return of Eersteling to production and simultaneously commence the platinum exploration and exploitation if found to be commercially viable. These negotiations continued into 2003. A comprehensive desk study on Rooipoort, based on airborne geophysics and the down dip drilling on the adjacent farm undertaken by Anglo Platinum has been completed. This study has confirmed the likely presence of both the Merensky and the UG-2 platinum group metals on the property.

It is planned to carry out ground geophysics immediately the prospecting permit, expected during May 2003, has been received from the Department of Mineral and Energy. This will likely be followed immediately by a drilling program.

MANAGEMENT DISCUSSION AND ANALYSIS

(Expressed in Canadian dollars unless otherwise stated)


FORWARD-LOOKING STATEMENTS

Statements regarding Caledonia's expectations as to the effectiveness of its plan of business, exploration and development programs, production of gold and certain other information presented in this report constitute forward looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While the reasonableness of such assumptions and estimates is reviewed by management, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from present expectations.


CORPORATE GOVERNANCE

The management of the Company is responsible for the preparation and presentation of the annual financial statements, management's discussion and analysis ("MD&A") and other information contained in this annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles in Note 15 of the notes to the consolidated financial statements.

Management of the Company is held accountable to the Board of Directors (the "Board") who are in turn elected annually by the shareholders of the Company. The Board is responsible for reviewing and approving the financial statements and the MD&A. Performance of this responsibility is delegated by the Board to the Audit Committee comprised of three directors two of which are not members of management. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit. The auditors are appointed annually by the shareholders to conduct an audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report in December, 1994 containing guidelines for effective corporate governance of corporations. The by-laws of The Toronto Stock Exchange were subsequently amended to require each listed corporation incorporated in Canada to make annual disclosure of its corporate governance practices with reference to those guidelines. The Board believes that sound corporate governance practices are essential to the effective operation of Caledonia and that these practices should be reviewed regularly to ensure that they are appropriate.

Caledonia's directors and management have responded to the need to establish forward-looking governance policies and to constantly evaluate and modify them to ensure their effectiveness. Caledonia's disclosure is set out in the Management Proxy Circular relating to Caledonia's June 24th 2003 Annual and Special Meeting of Shareholders. This disclosure statement has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board of Directors.


GENERAL

The Company is in the business of locating, acquiring, exploring and, if warranted, developing and exploiting mineral properties. The principal current geographical areas of interest are in southern Africa and Canada. Exploration activities for new projects, where possible, are generally conducted through joint venture partnerships with major mining companies. The Company also has two past producing mines located in South Africa, one of which Barbrook, is presently being refurbished in response to the improving price of gold.

However, as was the case in the past three years, Caledonia along with other companies in the junior resource industry continued to experience difficult economic times during most of 2002. The raising of finance in April 2002 allowed management to commence the refurbishment work to bring the Barbrook mine back into production and to carry out preliminary sampling work on the Goedgevonden diamond pipe. The financing also allowed Caledonia to significantly reduce its short-term loan debt. Through-out 2002, the primary focus of management has been the continuation of operations without incurring significant debt, the continuing development of the assets of Caledonia and the procurement of longer term financing.

During the period from mid 1994 to early 1995 Caledonia expanded rapidly with the acquisition of the Barbrook and Eersteling gold mines in South Africa, the Cononish gold property in Scotland and the acquisition of essentially 100% of the remaining interest of the Filon Sur gold mine in Spain, which was not already owned by Caledonia. Exploration activities were pursued for alluvial diamonds in the Northwest Territories of Canada and other property interests were added to the property portfolio in southern Africa. During this period, gold revenue per ounce was in the US$400 range and Caledonia was optimistic that the two South African gold mines could be brought successfully into production. Plans were also underway to develop the gold property in Scotland. The expansion programme was financed in part by the issue of common stock during a period when the share price achieved an all time high of $13.13 per share. Debt financing was also used for the expansion resulting in the issue of approximately $20.4 million of convertible debentures. Bank financing of US$10.5 million US was used to expand the production capacity of the Filon Sur gold mine in Spain.

Subsequent to this expansion activity, revenue derived from gold production started to decline due to the falling price of gold and market support eroded as investors searched for better returns from other industry sectors. In response, Caledonia cut back dramatically on exploration programs, placed higher cost gold mining operations on care and maintenance status and slashed administrative expenditures. Discussions during 1999 with the lender for a further restructuring of the Filon Sur debt continued, culminating in an agreement to sell Filon Sur and gain access to future financing for Caledonia. Similarly, discussions with the convertible debenture holders resulted in the conversion of the debentures to common shares in 1999.

In September 2000, Caledonia completed the sale and debt restructuring of Caledonia's subsidiary Filon Sur. Caledonia is now essentially debt free, the secured short-term debt has been reduced to $69,000 with the largest creditors being officers of the Company which is included in accounts payable. Except for minor income from gold production, Caledonia was able to continue through 2002 with funding received from two equity financings and the exercise of warrants.

A small quantity of gold and silver was recovered from the limited mining carried out at Barbrook in early 2002.

Going forward, the objectives of the Company are to complete the refurbishment of the Barbrook mine and commence commercial production. Efforts to grow the asset base through exploration will continue on the Goedgevonden diamond pipe and the Rooipoort platinum prospect, both in South Africa, and encouragement will be provided to the Company's joint exploration partners to continue activity at the Kikerk Lake project in Canada and the Mulonga Plain project in Zambia.

RISK FACTORS

There are many risk factors facing companies involved in the mining industry. The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Some of the more common elements of risk are as follows:

INDUSTRY

Exploring and developing mineral properties is inherently risky in nature and few properties that are explored are ultimately developed into producing mines due to events or circumstances which cannot be reasonably predicted in advance. Exploration or mining operations may be subject to risks or hazards such as labour disputes, environmental events, unexpected geological formations, natural disasters or estimation errors for example. The occurrence of any single event could result in the creation of uneconomic conditions which could result in the termination of exploration programs or development projects. The Company attempts to mitigate industry inherent risks as much as possible through insurance programs and on going risk management assessment reviews.

POLITICAL RISK

The Company's foreign operations located in southern Africa could be adversely affected by war, civil disturbances and activities of the foreign governments which could disrupt markets or restrict the movement of funds. In order to limit the exposure of the Company to these risks, financing requirements for project exploration activities is provided on an as required basis or where possible funded through the joint venture partners. The Company, at present, does not maintain political risk insurance for its foreign exploration projects.

PRECIOUS METAL PRICE

The principal business activity of the Company is the exploration for precious and base metals, platinum and diamonds. The future development of economically exploitable properties is largely dependent on the movement in the price of diamonds, platinum and precious and base metals. These prices fluctuate on a daily basis and are affected by a number of factors beyond the control of the Company. A sustained decline in diamonds, platinum, precious and base metal prices could result in the termination of exploration or development activities on any exploration property. This could result in a write down of the property carrying values or the termination of a property interest. Although metal prices cannot be predicted with certainty, the Company monitors supply/demand conditions, among other issues, all of which affect world prices in order to assess the feasibility of continuing exploration activities.

ENVIRONMENTAL

Exploration projects and producing operations are subject to the environmental laws and regulations of the country in which the activities are undertaken. The environmental standards continue to change and the world trend is to a longer more complex process. The Company continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible. Where appropriate, provisions are made in the financial statements for any potential environmental liability.

LIQUIDITY

As of December 31, 2002 the Company had working capital of $0.8 million compared to a deficiency of $2.5 million at December 31, 2001. Cash and short term deposits increased from $0.09 million at the end of 2001 to $ 1.9 million at December 31, 2002.

During 2002, Caledonia raised $5.2 million in equity financing from a private placement by issuing 27,409,655 common shares and a from the exercise of common share purchase warrants. Details of financing activities are presented in note 6
(b) of the notes to the consolidated financial statements. During 2003 it is expected that further cash requirements of Caledonia will be met from private placement equity financing activity and cash flow from gold production at Barbrook.

FINANCIAL REVIEW OF OPERATIONS

For the year ended December 31, 2002, the Company recorded a net loss after write downs of $ 4.3 million ($0.023 per share) compared to a net loss of $1.2 million ($0.008 per share) in 2001. The loss in 2002 resulted from the write down of mineral properties of $2.6 million and losses from operating activities of $1.6 million. There was no capital asset or mineral property write down in 2001. The loss from operating activities of $1.6 million has increased from $1.1 million in 2001 reflecting a higher level of activity associated with efforts to refurbish the Barbrook operation and increased general and administrative expenses. The expensing of $0.2 million of stock option grants is included in general and administrative for 2002. There was no similar charge for 2001.

Despite the difficulties experienced in general by the mining industry in 2002 with continuing low base metal prices throughout the year and low gold prices in the early part of the year, Caledonia moved forward on several fronts. Exploration activities by Caledonia's joint venture partners continued in Zambia and in Canada. Exploration at Kikerk Lake in Nunavut, Canada identified a second diamondiferous kimberlite - the Stellaria kimberlite. Positive results from the first pipe, Potentilla, together with the Stellaria pipe and other discoveries in the area, maintained interest in diamond exploration activities in the Coronation Gulf area of Canada. In Zambia, the BHP entity continued exploration activity on the Mulonga Plain diamond joint venture. In South Africa, the Syferfontein diamond property, adjacent to Caledonia's Goedgevonden diamond prospect was added to Caledonia's portfolio of exploration properties during the year as was the Rooipoort platinum prospect. The options on the Vier-en-Twintig and Pruissen properties in South Africa were dropped.

The main focus of Caledonia's activities in 2002 was the re-evaluation of geology and mining at Barbrook and the start of refurbishment of the mine and plant to enable a resumption of production in 2003, field exploration at the Goedgevonden diamond prospect to develop a bulk mining program for 2003 and a desk study of all the available data at the Rooipoort platinum prospect, near Eersteling, to determine a drilling program for 2003.

In 2002, the sole contributor to revenue from sales were the Barbrook and Eersteling gold mines in South Africa in an amount of $27,000 as compared to revenue of $124,000 in 2001. A total of 52 ounces of gold were sold in the 2002 calendar year.

The production and sale of gold for 2003 is difficult to estimate, and will depend upon the rate and timing of the commercial production achieved at Barbrook.

The table below provides a quarterly summary of selected financial information for the year 2002. The table should be reviewed in conjunction with the information included in the financial statements.


     SELECTED FINANCIAL HIGHLIGHTS - 2002

                                           FIRST         SECOND        THIRD       FOURTH       TOTAL
     000'S EXCEPT PER SHARE AMOUNT        QUARTER        QUARTER      QUARTER      QUARTER      YEAR
     -----------------------------        -------        -------      -------      -------      -----
     BALANCE SHEET
     Current assets                            $223         $964       $1,521       $2,094
     Capital assets                           7,424        7,451        7,610        7,715
     Mineral properties                      17,299       17,378       17,424       14,879
     Share capital                         $143,986     $146,658     $148,106     $149,623

     OPERATIONS
     Expenses                                  $351         $315         $395       $3,180(1)   $4,241
     Net loss for the period                   $409         $428         $536       $2,958(1)    4,331
     Loss per share - basic                  $0.002       $0.003       $0.003       $0.014       0.023

         (1) Includes write down of mineral properties in an amount of $2,590 during the fourth quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

TO THE SHAREHOLDERS OF CALEDONIA MINING CORPORATION:

The accompanying consolidated financial statements of the Corporation were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, two of whom are not members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual consolidated financial statements of the Corporation. The Audit Committee also meets with the independent auditors to discuss the results of their audit, their review of internal accounting controls and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Corporation's independent auditors, BDO Dunwoody LLP, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.



/s/ S.E. HAYDEN                                        /s/ S.W. POAD
Chairman of the Board, President and                   Vice-President Finance
Chief Executive Officer                                and Administration

--------------------------------------------------------------------------------
                                                                AUDITORS' REPORT
--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF
CALEDONIA MINING CORPORATION

We have audited the consolidated balance sheets of Caledonia Mining Corporation as at December 31, 2002 and 2001 and the consolidated statements of deficit, operations and cash flow for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financials statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

The Company's consolidated financial statements as at December 31, 2002 have been revised as explained in Note 15(g) and our report dated April 10, 2003 has been withdrawn.

/s/ BDO DUNWOODY LLP
Chartered Accountants

Toronto, Ontario
April 10, 2003 (except for Note 15(g), which is as of May 26, 2003)

--------------------------------------------------------------------------------
       COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT
--------------------------------------------------------------------------------

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in the summary of significant accounting policies. The United States reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving stock based compensation described in the summary of significant accounting policies, has a material effect on the consolidated financial statements. Our report to the shareholders dated April 10, 2003 (except for Note 15(g), which is as of May 26, 2003) is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ BDO DUNWOODY LLP
Chartered Accountants

Toronto, Ontario
April 10, 2003 (except for Note 15(g), which is as of May 26, 2003)

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                                     CONSOLIDATED BALANCE SHEETS
                                              (IN THOUSANDS OF CANADIAN DOLLARS)

DECEMBER 31                                             2002              2001
--------------------------------------------------------------------------------
ASSETS

Current
    Cash and short term deposits                      $1,864               $90
    Accounts receivable                                  113                89
    Prepaid expenses                                     117                 5
                                                   ---------         ---------
                                                       2,094               184
INVESTMENT AT COST (Note 1)                               79                --
CAPITAL ASSETS (Note 2)                                7,715             7,424
MINERAL PROPERTIES (Note 3)                           14,879            17,365
                                                   ---------         ---------
                                                     $24,767           $24,973
                                                   =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
    Accounts payable                                  $1,267            $1,604
    Loan payable (Note 4)                                 69             1,097
                                                   ---------         ---------
                                                       1,336             2,701
PROVISION FOR SITE RESTORATION (Note 3)                  506             1,026
NON-CONTROLLING INTEREST                                 774               787
                                                   ---------         ---------
                                                      $2,616            $4,514
                                                   ---------         ---------

SHAREHOLDERS' EQUITY
    Share capital (Note 6 (b))                      $149,623          $143,986
    Contributed surplus (Note 6 (e))                     209                --
    Compensation warrants (Note 6 (d))                   177                --
    Deficit                                         (127,858)         (123,527)
                                                   ---------         ---------
                                                      22,151            20,459
                                                   ---------         ---------
                                                     $24,767           $24,973
                                                   =========         =========



On behalf of the Board:

/s/ F.C.HARVEY             Director
------------------------

/s/ J.JOHNSTONE            Director
------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                              CONSOLIDATED STATEMENTS OF DEFICIT
                                              (IN THOUSANDS OF CANADIAN DOLLARS)

FOR THE YEARS ENDED DECEMBER 31               2002          2001           2000
--------------------------------------------------------------------------------
DEFICIT, beginning of year               ($123,527)    ($122,332)     ($129,744)
NET INCOME (LOSS) FOR THE YEAR              (4,331)       (1,195)         7,412
                                         ---------     ---------      ---------
DEFICIT, end of year                     ($127,858)    ($123,527)     ($122,332)



--------------------------------------------------------------------------------
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

FOR THE YEARS ENDED DECEMBER 31                                    2002        2001       2000
----------------------------------------------------------------------------------------------
REVENUE AND OPERATING COSTS
    Revenue from sales                                              $27        $124     $6,623
    Revenue from management services                                 --          --        109
    Operating costs                                                 130         250      6,428
                                                                -------     -------     ------
GROSS PROFIT (LOSS)                                                (103)       (126)       304
                                                                -------     -------     ------
COSTS AND EXPENSES
    General and administrative                                    1,540       1,030      1,225
    Interest                                                         29          84         41
    Amortization                                                      9          16        877
    Other expense (income) (Note 9)                                  73         (61)      (245)
    Write down of mineral property                                2,590          --         --
                                                                -------     -------     ------
                                                                  4,241       1,069      1,898
                                                                -------     -------     ------

(LOSS) BEFORE THE UNDERNOTED                                     (4,344)     (1,195)    (1,594)
    Net gain on conversion of the convertible
       debentures and sale of subsidiary companies  - net            --          --      9,003
       (Note 5)
                                                                -------     -------     ------
INCOME (LOSS) BEFORE NON-CONTROLLING INTEREST                    (4,344)     (1,195)     7,409
    Non-controlling interest                                        (13)         --          3
                                                                -------     -------     ------
NET INCOME (LOSS) FOR THE YEAR                                  ($4,331)    ($1,195)    $7,412
                                                                =======     =======     ======
INCOME (LOSS) PER SHARE (NOTE 8)
    Basic and fully diluted                                     ($0.023)    ($0.008)    $0.080
                                                                =======     =======     ======


The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              (IN THOUSANDS OF CANADIAN DOLLARS)

FOR THE YEARS ENDED DECEMBER 31                       2002      2001      2000
--------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
  Net income (loss) for the year                   ($4,331)  ($1,195)   $7,412
  Adjustments to reconcile net cash from
    operations (Note 10)                             2,795        16    (8,257)
  Changes in non-cash working capital
      balances ( Note 10)                             (473)       58       731

                                                   -------   -------   -------
                                                   ($2,009)  ($1,121)    ($114)
                                                   -------   -------   -------
INVESTING ACTIVITIES
  Cash given up on sale of Filon Sur                   $--       $--     ($721)
  Purchase of investment                               (79)       --        --
  Proceeds from sale of capital assets                            81        --
  Expenditures on capital assets                      (300)       --        --
  Expenditures on mineral properties                  (624)      (23)     (120)
                                                   -------   -------   -------
                                                   ($1,003)      $58     ($841)
                                                   -------   -------   -------
FINANCING ACTIVITIES
  Loan payable                                       ($388)     $118      $979
  Issue of share capital net of issue costs          5,174       960        --
                                                   -------   -------   -------
                                                    $4,786    $1,078      $979
                                                   -------   -------   -------

INCREASE IN CASH FOR THE YEAR                       $1,774       $15       $24
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR            90        75        51
                                                   -------   -------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR              $1,864       $90       $75
                                                   -------   -------   -------


--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

NATURE OF BUSINESS

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals. The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

As of June 30, 2000, the Company has been managing Filon Sur, SA ("Filon Sur"), a former subsidiary on behalf of private investors. During January 2002, the mine was placed in liquidation and the management services contract was terminated.

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

BASIS OF PRESENTATION

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

MEASUREMENT UNCERTAINTIES

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties. Management's calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs. The amount ultimately recovered could be materially different than the estimated values.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.

The Company's principal consolidated subsidiaries are Barbrook Mines Limited (100% owned) ("Barbrook"), Eersteling Gold Mining Company Limited (96% owned) ("Eersteling") and Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited (all 100% owned) (collectively known as "Caledonia Zambia").

Effective with the close of business on June 30, 2000, the Company recorded the sale of Filon Sur (previously 99.5% owned) and Filon Sur's wholly owned subsidiary, Fynegold Exploration Limited ("Fynegold") to the Oak Consortium ("Oak"), a group of private investors, as part of the debt restructuring of Filon Sur. Accordingly, these consolidated financial statements reflect the operating activities of Filon Sur and Fynegold up to the close of business as of June 30, 2000. The Company's revenue from sales and operating costs for the first six months of 2000 were principally derived from the Filon Sur operation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand in operating bank accounts and short term cash deposits in money market funds.

INVENTORIES

Inventories are stated at the lower of cost, which is determined on the first-in, first-out basis, and net realizable value.

CAPITAL ASSETS

PRODUCING ASSETS

Producing assets are recorded at cost less grants, accumulated amortization and write-downs. Producing assets are amortized using the straight line method based on the estimated useful lives of the assets. The estimated useful life of the producing assets range from 3 to 5 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset. As of December 31, 2002, 2001 and 2000, the Company does not have any producing capital assets.

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

NON-PRODUCING ASSETS

Non-producing assets are recorded at cost less write downs. During non-producing periods, no amortization is recorded.

At the time of commercial production, the assets are reclassified as producing and amortized in the manner described above.

MINERAL PROPERTIES

PRODUCING PROPERTIES

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum. As of December 31, 2002, 2001 and 2000, the Company does not have any producing mineral properties.

NON-PRODUCING PROPERTIES

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project. However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights. The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

JOINT VENTURES

Certain of the Company's exploration activities are conducted jointly with others. These financial statements reflect only the Company's expenditures on these properties.

FOREIGN CURRENCY TRANSLATION

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries, excluding Filon Sur, are translated into Canadian dollars as follows:

     (i)      monetary assets and liabilities at period end rates;

     (ii)     all other assets and liabilities at historical rates; and

     (iii) revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred. Gains and losses arising on translation of long term foreign currency denominated liabilities at each year end are reflected in income in the year incurred effective for years ending after December 31, 2001. Prior thereto, translation gains or losses arising on long term foreign currency denominated liabilities were deferred and amortized to earnings over the remaining life of such liabilities. The Company has no long term debt denominated in foreign currency.

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

Filon Sur which was a self-sustaining foreign subsidiary up to June 30, 2000, was translated at current rates of exchange.

REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized when delivery occurs.

PROVISION FOR SITE RESTORATION

Site restoration costs are accrued when the need for such expenditure is established, and then written off as part of the cost of production. It is always possible that the Company's estimate of its ultimate site restoration liability could change in the near term due to possible changes in laws and regulations in applicable jurisdictions and changes in cost estimates.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

CHANGE IN ACCOUNTING POLICY - STOCK BASED COMPENSATION

The Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation expense effective January 1, 2002 on a prospective basis. Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested using the fair value method estimated using the Black-Scholes Option Pricing Model.

The Company does not record compensation expense for stock options granted to directors, officers and employees. However, additional disclosure of the effects of accounting for stock-based compensation to directors, officers and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information in
Note 6 (e) which follows. Any consideration paid by directors, officers and employees on exercise of stock options or purchases of shares is credited to share capital.

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

1.     INVESTMENT AT COST

       On May 9, 2002 the Company participated in a private placement of Motapa Diamonds Inc. in an amount of $50 US ($79 Canadian) representing a 0.3% interest. Motapa Diamonds Inc. is the Company's joint venture partner on the Mulonga Plain diamond exploration project in Zambia.

--------------------------------------------------------------------------------

2.     CAPITAL ASSETS

                                                          2002
                                         --------------------------------------
                                                     Accumulated        Net
                                         Cost (1)   Amortization     Book Value
                                         --------   ------------     ----------
       Land - plant sites                  $1,833            $--         $1,833
       Plant and equipment
           - non-producing (2)(3)           6,521            664          5,857
       Office furniture                       750            739             11
       Vehicles                               357            343             14
                                           ------         ------         ------
                                           $9,461         $1,746         $7,715
                                           ======         ======         ======

                                                         2001
                                         --------------------------------------
                                                     Accumulated        Net
                                         Cost (1)   Amortization     Book Value
                                         --------   ------------     ----------
       Land - plant sites                  $1,711            $--         $1,711
       Plant and equipment
           - non-producing (2)              6,372            664          5,708
       Office furniture                       735            730              5
       Vehicles                               343            343             --
                                           ------         ------         ------
                                           $9,161         $1,737         $7,424
                                           ======         ======         ======

       (1) Cost is comprised of the original cost of the asset, less previous write downs, removal of cost for disposals and government grants.

       (2) The non-producing plant and equipment relates to the Barbrook and Eersteling properties. In 1997 the mines were placed on care and maintenance resulting in write downs to estimated net realizable amount.

       (3) The net book value of the Barbrook plant and equipment at December 31, 2002 is $4,460. Rehabilitation of Barbrook commenced during the second half of 2002 in response to improving gold prices. The remainder of plant and equipment of $1,397 relates to Eersteling.

       The recoverability of the carrying amount of the Barbrook capital assets is dependent upon the availability of sufficient funding to bring the property into commercial production, the price of gold, the exchange rate of the South African Rand relative to US dollars and the undertaking of a profitable mining operation. The recoverability of the carrying amount of the Eersteling capital assets is dependent upon the availability of sufficient funding to bring the property into commercial production or the value realized from the possible disposal of the assets. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES

                                                                      2002
                                                     -------------------------------------
                                                                 Accumulated       Net
                                                     Cost (1)   Amortization    Book Value
                                                     --------   ------------    ----------
       Non-producing - care and maintenance:
         Barbrook, South Africa - gold property (2)    $3,278            $17        $3,261
         Eersteling, South Africa - gold property         357             67           290
       Non-producing - exploration:
         Nunavut, Canada                                  750             --           750
         Zambia                                        10,578             --        10,578
         Other                                            488            488            --
                                                      -------           ----       -------
                                                      $15,451           $572       $14,879
                                                      =======           ====       =======

                                                                      2001
                                                     -------------------------------------
                                                                 Accumulated       Net
                                                     Cost (1)   Amortization    Book Value
                                                     --------   ------------    ----------
       Non-producing - care and maintenance:
         Barbrook, South Africa - gold property        $3,461            $17        $3,444
         Eersteling, South Africa - gold property         357             67           290
       Non-producing - exploration:
         Nunavut, Canada                                  750             --           750
         Zambia                                        12,881             --        12,881
         Other                                            488            488            --
                                                      -------           ----       -------
                                                      $17,937           $572       $17,365
                                                      =======           ====       =======

       (1) Cost is comprised of the original cost of the asset, less previous write downs, removal of cost for disposals and government grants.

       (2) The carrying amount of the Barbrook mineral property has been reduced by $520 since there has been a corresponding reduction in the estimated provision for site restoration.

       The Company has entered into joint venture agreements with third parties on one Canadian property and one Zambian property valued at $750 and $1,044 respectively. The third parties may earn varying percentage interests in these properties by carrying out exploration work on the properties.

       The recoverability of the carrying amount of the Barbrook, Eersteling and Zambian mineral properties is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of gold, the exchange rate of the local currency relative to US dollars and the undertaking of a profitable mining operation. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount. The Kadola property in Zambia has been written down to $1 due to limited exploration activity.

--------------------------------------------------------------------------------

4.     LOAN PAYABLE

       As part of the restructuring of debt (Note 5), Oak agreed to provide short term financing, due on demand, interest accruing at 8%, and secured by a General Security Agreement over certain assets of the Company.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

5.     NET GAIN ON CONVERSION OF CONVERTIBLE DEBENTURE AND SALE OF SUBSIDIARY

       In 2000, the Company completed the restructuring of its long term debt which process commenced in 1999. The result of the restructuring is summarized as follows:

       (a) In 1999, the Company converted 4% Convertible Debentures into 14,593,750 common shares at a conversion price of a $1.40 per share. As a result, $4,185 was allocated to share capital and $15,526 to a pre-tax gain on restructuring. An amount of $10,216 of the gain was deferred since the debenture holders retained the right to become a creditor of the Company under certain circumstances.

       (b) On June 30, 2000, as part of a series of transactions, the Company disposed of its investment in Filon Sur and Fynegold, including its inter-company debt, for nominal consideration to Oak. As part of this transaction CIBC Wood Gundy Ireland Limited ("CIBC") waived its right to receive payment in cash for a Convertible Note (the "Note") which it held as a result of the debt restructuring that commenced in 1999. The Note was subsequently purchased by Oak from CIBC and settled by the issuance of 79,371,973 common shares to Oak pursuant to its original terms of conversion.

              The result of these transactions was the settlement of long term debt, disposal of the Company's investment in Filon Sur and Fynegold and the realization of the deferred gain from the conversion of the Convertible Debentures.

              The deferred gain realized in 2000 was calculated as follows:

              Realization of deferred gain                            $10,216
              Loss on disposal of Filon Sur and Fynegold              $ 1,213
                                                                      -------
              Net gain                                                $ 9,003
                                                                      =======

              In addition, as part of the sale and debt restructuring, the Company was contracted to provide management services over the activities of Filon Sur and Fynegold on behalf of Oak for 30% of the distributable cash flow of Filon Sur. The agreement which terminated during January 2002 provided that if the Company committed an unremedied default under the terms of the agreement, the Company would have a liability of $1,000 in liquidation damages, which amount would be payable in cash or shares of the Company at the Company's election.

--------------------------------------------------------------------------------

6.     SHARE CAPITAL

       (a)    Authorized

              Unlimited number of common shares. Unlimited number of preference shares.

       (b)    Issued

                                                                  Number of Shares        Amount
                                                                  ----------------      --------
         Common shares
           Balance, December 31, 2000                                  148,202,115      $143,026
           Issued pursuant to a private placement - note (1)            17,000,000           960
                                                                       -----------      --------
           Balance, December 31, 2001                                  165,202,115       143,986
           Issued pursuant to private placements - notes (2) & (4)      27,409,655         4,023
           Warrants exercised                                           18,018,000         1,474
           Shares issued for debt - note (3)                             1,165,500           140
                                                                       -----------      --------
           Balance, December 31, 2002                                  211,795,270      $149,623
                                                                       ===========      ========

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

6.     SHARE CAPITAL (CONTINUED)

       (1) On August 3, 2001 the Company issued 17,000,000 units at $0.06 per unit for gross proceeds of $1,020. Each unit is comprised of one common share and one common share purchase warrant exercisable at $0.075 per share expiring February 3, 2003. Share issue costs of $60 have been charged to share capital.

       (2) On April 12, 2002, the Company completed a private placement for proceeds of $3,000 comprised of gross cash consideration of $2,500 and the retirement of debt of $500. The issue price was $0.145 per unit, each unit being comprised of one common share and one half common share purchase warrant exercisable at $0.195 per whole common share purchase warrant for a period of two years from the issue date. A total of 20,689,655 shares were issued pursuant to the private placement of which 3,448,029 were issued for the retirement of debt. Share issue costs of $328 for the private placement have been charged to share capital. In addition, whole broker warrants in the amount of 1,724,163 were issued exercisable at $0.195 per warrant. A value of $0.06 per warrant was assigned to the broker compensation warrants for a total consideration of $103.

       (3) A convertible loan of a subsidiary convertible in common shares of the Company was redeemed and converted during the third quarter of 2002 into 1,165,500 common shares valued at $140.

       (4) During December 2002, the Company commenced a private placement to raise $3,000. As at December 31, 2002 the first closing raised gross proceeds of $1,680 resulting in the issuance of 6,720,000 common shares. The balance of the offering was received on January 6, 2003 upon completion of the second closing. A total of 12 million units priced at $0.25 per unit were subscribed (see note
              13). Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder to purchase one common share at a price of $0.33 for a period of one year from the date of issue. Share issue costs of $152 have been charged to share capital. A total of 672,000 broker warrants were issued upon behalf of the first closing under the same terms and conditions as noted above. A value of $0.11 per warrant was assigned to broker compensation warrants for a total consideration of $74.

       (c)    Stock Option Plans

       The Company has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. Under the Plans, as at December 31, 2002, the Company has the following options exercisable and outstanding:

               Number of Shares      Exercise Price                Expiry Date
               ----------------      --------------                -----------
                        410,700             $ 0.750             April 28, 2005
                      1,232,100             $ 0.500             April 28, 2003
                        813,000             $ 0.330           February 9, 2008
                        225,000             $ 0.345               June 2, 2012
                     10,000,000             $ 0.235             April 24, 2012

       The continuity of the options granted, exercised and cancelled under the Plans during 2002 and 2001 are as follows and all of the options outstanding are exercisable.

                                                                Number of   Weighted Average
                                                                 Options         Price
                                                               ----------   ----------------
       Options outstanding as at December 31, 2000 & 2001       2,565,800         $0.48
       Options granted                                         10,225,000         $0.24
       Options cancelled                                         (110,000)       ($0.33)
                                                               ----------
       Options outstanding as at December 31, 2002             12,680,800         $0.29
                                                               ==========

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

6.     SHARE CAPITAL (continued)

       (d)    Warrants

       The Company has issued the following common share purchase warrants pursuant to the private placement which are outstanding as of December 31, 2002:

       Number of Warrants    Shares for Warrants    Exercise Price       Expiry Date
       ------------------    -------------------    --------------    ------------------
                  291,375          1 for 1              $0.150        September 19, 2003
           (1)  1,724,163          1 for 1              $0.195            April 12, 2004
               18,653,655          1 for 2              $0.195            April 12, 2004
                6,720,000          1 for 2              $0.330         December 30, 2003
            (1)   672,000          1 for 1              $0.330         December 30, 2003

       (1) These warrants represent broker compensation warrants issued during the year at an assigned value of $177.

       The continuity of warrants issued and outstanding in terms of equivalent shares is as follows:

                                                  Number of Warrants      Equivalent Underlying Shares
                                                  ------------------      ----------------------------
       Outstanding December 31, 2000                    5,000,000                  5,000,000
       Expired                                         (5,000,000)                (5,000,000)
       Issued pursuant to private placement            17,000,000                 17,000,000
                                                      -----------                -----------
       Outstanding December 31, 2001                   17,000,000                 17,000,000
       Issued pursuant to private placements           27,409,655                 13,704,828
       Issued to Broker                                 2,396,163                  2,396,163
       Issued for conversion of debt                      291,375                    291,375
       Exercised                                      (19,036,000)               (18,018,000)
                                                      -----------                -----------
       Outstanding December 31, 2002                   28,061,193                 15,374,366
                                                      ===========                ===========



       (e)    Stock Based Compensation

       Options to purchase common shares have been granted to directors, officers and employees at exercise prices determined by reference to the market value on the date of grant. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at December 31, 2002, the Company has stock options outstanding for the purchase of 12,680,800 common shares (as at December 31, 2001 - 2,565,800 common shares). All of the options outstanding are exercisable.

       Pursuant to the new CICA policy of accounting for stock based compensation, compensation expense on stock options granted to directors, officers and employees, using the fair value method, is disclosed as pro-forma information. Of the stock options granted to directors an amount of 1,000,000 options were granted as compensation for legal services. The fair value assigned to the options in an amount of $209 was recorded as an expense and credited to contributed surplus.

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

6.     SHARE CAPITAL (continued)

       The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at December 31, 2002.

       Risk-free interest rate                       3.63%
       Expected dividend yield                       nil
       Expected stock price volatility               48%
       Expected option life in years                 3

       The pro-forma effect on net loss and loss per share for the period ended December 31, 2002 of the actual results had the Company accounted for the stock options granted to directors, officers and employees using the fair value method is as follows:

       Net loss for the period
       Reported                                      $4,331
       Compensation expense                          $1,916
                                                     ------
       Pro-forma                                     $6,247
                                                     ======
       Basic loss per share
       Reported                                      $0.023
                                                     ======
       Pro-forma                                     $0.033
                                                     ======

       Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

--------------------------------------------------------------------------------


7.     INCOME TAXES

       Effective January 1, 2000, the Company calculates income taxes using the liability method as explained in the Summary of Significant Accounting Policies. The effect of this change was not material to the Company.

       The Company's effective tax rate, which differs from the combined federal and provincial statutory income tax rates, may be reconciled as follows:

                                                                 2002               2001                 2000
                                                           ----------------    ---------------    -----------------
                                                             $           %       $         %         $          %
                                                           -----      -----    ----      -----    ------      -----
       Basic rate applied to pre-tax income (loss)        (1,672)     (38.6)   (509)     (42.6)    3,232       43.6
       Losses and other benefits not tax affected          1,672       38.6     509       42.6       230        3.0
       Non taxable portion of capital loss                    --         --      --         --    (1,998)     (26.9)
       Utilization of prior year losses                                          --         --    (1,464)     (19.7)
                                                           -----      -----    ----      -----    ------      -----
                                                              --         --      --         --        --         --
                                                           =====      =====    ====      =====    ======      =====

       The Company and its subsidiaries have non-capital losses of approximately $15,199 which may be carried forward to reduce future taxable income. The right to claim non-capital losses of $1,269, $142, $628, $10,191 and $2,969 expires in 2009, 2008, 2007, 2005 and 2004 respectively. The
       Company also has approximately $73,957 in capital losses which can be applied to reduce future capital gains. The right to claim these capital losses is carried forward indefinitely.

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

7.     INCOME TAXES (continued)

       The Company also has the following expenses which are available to be applied against future income for income tax purposes:

          Canadian exploration and development expenses              $7,560
                                                                     ------
          Foreign exploration and development expenses               $1,812
                                                                     ------

       The benefit of the above tax assets have not been recognized in the accounts for financial statement purposes and have been reduced by a valuation adjustment.

--------------------------------------------------------------------------------

8.     INCOME (LOSS) PER SHARE

       The income (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 187,710,451 (2001 - 155,285,448; 2000 - 92,750,463). Effective January 1, 2001, the Company
       adopted the treasury method of calculating fully diluted income per share on a retroactive basis. Exercise of the outstanding stock options and warrants would be anti-dilutive in 2002, 2001 and 2000.

--------------------------------------------------------------------------------

9.     OTHER EXPENSE (INCOME)

       Other expense (income) is comprised of the following:

                                              2002          2001           2000
                                              ----          ----           ----
          Investment income                   ($7)          ($2)           $--
          Oil and gas net income               (7)          (27)           (24)
          Foreign exchange (gain) loss         87           (32)          (221)
                                              ---          ----          -----
                                              $73          ($61)         ($245)
                                              ===          ====          =====


--------------------------------------------------------------------------------

10.    STATEMENT OF CASH FLOW

       Items not involving cash are as follows:

                                                        2002    2001       2000
                                                        ----    ----       ----
          Amortization                                    $9     $16       $877
          Write down of mineral properties             2,590      --         --
          Gain on retirement of long-term debt            --      --    (10,216)
          Loss on disposal of subsidiary companies        --      --      1,213
          Non-controlling interest                       (13)     --         (3)
          Foreign currency translation adjustment         --      --       (128)
          Options granted for legal services             209      --         --
                                                      ------     ---    -------
                                                      $2,795     $16    ($8,257)
                                                      ======     ===    =======

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

10.    STATEMENT OF CASH FLOW (CONTINUED)

       The net changes in non-cash working capital balances for continuing operations are as follows:

                                                       2002      2001      2000
                                                       ----      ----      ----
          Accounts payable                            ($337)      $27      $554
          Accounts receivable                           (24)       29        77
          Inventories                                    --        --       105
          Prepaid expenses                             (112)        2        (5)
                                                      -----       ---      ----
                                                      ($473)      $58      $731
                                                      =====       ===      ====

       Additional cash flow information:

       In 2002, the Company issued 4,163,529 shares to settle loans payable of $640.

       In 2000, the Company issued 79,371,973 shares to settle the Convertible Note (see Note 5) for $6,188.

                                            2002           2001            2000
                                            ----           ----            ----
          Cash paid for interest             $--            $--             $5


--------------------------------------------------------------------------------

11.    FINANCIAL INSTRUMENTS

       Unless otherwise noted, it is the opinion of management that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

--------------------------------------------------------------------------------

12.    RELATED PARTY TRANSACTIONS

       The Company had the following related party transactions:

                                                                                    2002        2001       2000
                                                                                    ----        ----       ----
          Management and administrative services paid or accrued
          to a company which employs the Company's chairman                         $180        $180       $182
                                                                                    ----        ----       ----
          Lease paid to a company that the Chairman is a shareholder of              $63         $57        $58
                                                                                    ----        ----       ----

       The related party transactions are recorded at the exchange amount.

       The Company has the following related party balances:

                                                                          2002        2001       2000
                                                                          ----        ----       ----
          Included in accounts payable
          - owing to a company that employs the Company's chairman        $296        $271       $166
          - owing to directors/officers for unpaid salaries               $556        $588       $391

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

13.    SUBSEQUENT EVENT

       On January 6, 2003, the Company concluded a private placement financing for $3.0 million gross proceeds comprised of 12,000,000 units. Each unit is comprised of one common share and one half common share purchase warrant issued at $0.25 per unit. In addition, a total of 1,200,000 whole broker warrants were issued with each warrant exchangeable for one whole common share. Whole warrants are exchangeable for shares at $0.33 per share for a period of one year from closing. A total of 6,720,000 units and 672,000 whole broker warrants were closed on December 31, 2002 (see
       Note 6 (b)).

--------------------------------------------------------------------------------

14.    SEGMENTED FINANCIAL INFORMATION

       The Company has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

       The Company's operating segments have been identified based on geographic areas as follows:

                                                                        FOR THE YEAR ENDED DECEMBER 31, 2002
                                                                  -------------------------------------------------
                                                                  CORPORATE   SOUTH AFRICA      ZAMBIA        TOTAL
                                                                  ---------   ------------      ------       ------
       Revenue from sales                                               $--            $27         $--          $27
       Operating Costs                                                   --           (130)         --         (130)
       General and administrative                                    (1,405)          (135)         --       (1,540)
       Interest                                                         (29)            --          --          (29)
       Amortization                                                      (9)            --          --           (9)
       Write down of mineral properties                                  --             --      (2,590)      (2,590)
       Other income (expense)                                           (23)           (50)         --          (73)
                                                                     ------         ------      ------       ------
       (Loss) before the undernoted                                  (1,466)          (288)     (2,590)      (4,344)
       Non-controlling interest                                          --             13          --           13
                                                                     ------         ------      ------       ------
       Net income (loss) for the year                                (1,466)          (275)     (2,590)      (4,331)
                                                                     ======         ======      ======       ======
       Identifiable assets                                            2,614         11,743      10,410       24,767
                                                                     ======         ======      ======       ======
       Expenditures on capital assets & mineral properties              $--           $805        $119         $924
                                                                     ======         ======      ======       ======


                                                                        For the year ended December 31, 2001
                                                                  -------------------------------------------------
                                                                  Corporate   South Africa      Zambia        Total
                                                                  ---------   ------------      ------       ------
       Revenue from sales                                               $--           $124         $--         $124
       Operating costs                                                   --           (250)         --         (250)
       General and administrative                                      (891)          (139)         --       (1,030)
       Interest                                                         (84)            --          --          (84)
       Amortization                                                      --            (16)         --          (16)
       Other income                                                      26             35          --           61
                                                                     ------         ------      ------       ------
       Net income (loss) for the year                                  (949)          (246)         --       (1,195)
                                                                     ======         ======      ======       ======
       Identifiable assets                                              934         11,158      12,881       24,973
                                                                     ======         ======      ======       ======
       Expenditures on capital assets & mineral properties              $--            $--         $23          $23
                                                                     ======         ======      ======       ======

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

14.    SEGMENTED FINANCIAL INFORMATION (continued)

                                                                 For the year ended December 31, 2000
                                                   -----------------------------------------------------------------
                                                      Corporate      Europe   South Africa      Zambia        Total
                                                      ---------      ------   ------------      ------        -----
       Revenue from sales                                   $--      $6,623            $--         $--       $6,623
       Revenue from management services                     109          --             --          --          109
       Operating costs                                       --      (6,367)           (61)         --       (6,428)
       General and administrative                        (1,081)         --           (144)         --       (1,225)
       Interest                                             (36)         (5)            --          --          (41)
       Amortization                                          (2)       (847)           (28)         --         (877)
       Other income                                           7          --            238          --          245
                                                         ------      ------         ------      ------       ------
       Income (loss) before the undernoted               (1,003)       (596)             5          --       (1,594)
       Net gain on conversion of convertible
       debenture and sale of subsidiary companies
                                                          9,003          --             --          --        9,003
       Non-controlling interest                              --           3             --          --            3
                                                         ------      ------         ------      ------       ------
       Net income (loss) for the year                     8,000        (593)             5          --        7,412
                                                         ======      ======         ======      ======       ======
       Identifiable assets                                  912          19         11,258      12,874       25,063
                                                         ======      ======         ======      ======       ======
       Expenditures on capital assets and
       mineral properties                                   $--         $--            $--        $120         $120
                                                         ======      ======         ======      ======       ======


--------------------------------------------------------------------------------

15.    GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

       The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

       (a)    Mineral Properties

              US GAAP requires that mineral properties with no proven reserves be reflected as expenses in the period incurred.

       (b)    Other Paid in Capital

              Under Canadian GAAP, convertible debentures have been segregated into a debt and equity component. The resulting debt discount is amortized over the term of the debt and is included with interest expense. Under US GAAP, the convertible debentures would be shown as debt only and therefore would not include an equity component or amortization expense.

       (c)    Employee and Directors Stock Options

              The Company accounts for employee and directors stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant.

--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

              Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, is not recorded. However, disclosure of the effects of accounting for the compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information.

       (d)    Comprehensive Income

              Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

       (e)    Recently Issued Accounting Standards

              In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. SFAS No. 143 is effective for the fiscal year ending December 31, 2003. Management has not yet determined the impact of this standard.

              In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. Management is of the opinion that the adoption of SFAS No. 146 will not impact its financial position and results of operation.

       (f) Net Gain on Conversion of the Convertible Debentures and Settlement of Debt

              For US GAAP the net gain would be considered an extraordinary item.

              For US GAAP purposes a loss is recognized on settlement of debt to the extent that the quoted market value of shares and fair value of warrants issued at the date of settlement exceeds the carrying amount of debt.

       (g) The Company restated the US GAAP reconciliation note to correctly reflect a compensation expense for the intrinsic value attributable to stock options granted to directors, officers and employees.

              The following table summarises the changes to the US GAAP reconciliation note:

                                                      As Previously          As
                                                           Reported    Restated
                                                     --------------    --------
              Balance Sheet
                 Contributed surplus                            209       1,614
                 Deficit                                   (138,988)   (140,393)

              Income Statement
                 Net Loss                                    (2,390)     (3,795)
                 Basic and diluted (loss) per share          (0.013)     (0.020)


--------------------------------------------------------------------------------
                                                    CALEDONIA MINING CORPORATION
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in thousands of Canadian Dollars unless otherwise indicated and except for per share amounts)
                                                DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

       The impact of the foregoing on the financial statements is as follows:

       (a) Income Statement

                                                                                   Restated
                                                                                    2002        2001        2000
                                                                                   --------     ----        ----
       Loss for the year before extraordinary item per Canadian GAAP               ($4,331)    ($1,195)    ($1,591)
       Mineral property expenditure with no proven reserves (expensed) or
          previously expensed under US GAAP                                          2,303          (7)       (120)
       Loss on settlement of debt                                                     (362)         --          --
       Compensation expense                                                         (1,405)         --          --
       Loss on sale of subsidiary not considered an extraordinary item
          for US GAAP                                                                   --          --      (1,061)
                                                                                   -------     -------     -------
       Loss for the year before extraordinary item and income taxes per US GAAP     (3,795)     (1,202)     (2,772)
       Utilization of prior year losses                                                 --          --        $291
                                                                                   -------     -------     -------
       Loss for the year before extraordinary item                                  (3,795)     (1,202)     (2,481)
       Extraordinary item per US GAAP
       Net gain on conversion of the convertible debentures $11,551,
          net of tax $291                                                               --          --      11,260
                                                                                   -------     -------     -------
       Net income (loss) per US GAAP                                                (3,795)     (1,202)      8,779
       Foreign currency translation adjustment                                          --          --         795
                                                                                   -------     -------     -------
       Comprehensive net income (loss) per US GAAP                                  (3,795)     (1,202)      9,574
                                                                                   =======     =======     =======
       Basic and diluted (loss) per share before extraordinary item                 (0.020)     (0.008)     (0.030)
                                                                                   =======     =======     =======
       Basic earnings per share on the extraordinary item for the year                  --          --       0.120
                                                                                   =======     =======     =======
       Basic and diluted income (loss) per share for the year                      ($0.020)    ($0.008)     $0.090
                                                                                   =======     =======     =======

      (b) Balance Sheet

                                                                    2002          2001
                                                                    ----          ----
       Total assets per Canadian GAAP                               $24,767       $24,973
       Mineral properties with no proven reserves expensed          (11,328)      (13,631)
                                                                   --------      --------
       Total assets per US GAAP                                      13,439        11,342
                                                                   ========      ========
       Total liabilities per Canadian and US GAAP                     2,616         4,514
                                                                   --------      --------
       Share capital Canadian GAAP                                 $149,623      $143,986
       Other paid in capital
             Loss on settlement of debt                                $362            --
             Convertible debt                                          (560)         (560)
                                                                   --------      --------
       Share capital US GAAP                                       $149,425      $143,426
                                                                   ========      ========
       Compensation warrants per Canadian and US GAAP                  $177           $--
                                                                   --------      --------
       Contributed surplus per Canadian GAAP                            209            --
             Compensation expense                                     1,405            --
                                                                   --------      --------
       Contributed surplus per US GAAP                                1,614            --
                                                                   --------      --------
       Shareholders' equity
         Deficit end of the year per Canadian GAAP                 (127,858)     (123,527)
         Loss on settlement of debt                                    (362)           --
         Compensation expense                                        (1,405)           --
         Mineral properties with no proven reserves expensed        (11,328)      (13,631)
         Debenture discount amortization                                560           560
                                                                   --------      --------
       Deficit end of year per US GAAP                             (140,393)     (136,598)
                                                                   --------      --------
       Total shareholders' equity US GAAP                           $10,823        $6,828
                                                                   ========      ========

DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS                          OFFICERS
S. E. Hayden (1) (2) (3) (4)                S. E. Hayden
Chairman of the Board, President and        Chairman of the Board, President and
Chief Executive Officer                     Chief Executive Officer
Johannesburg, South Africa
                                            F. C. Harvey
J. Johnstone                                Technical Director
Vice President Operations and
Chief Operating Officer                     J. Johnstone
Mississauga, Ontario, Canada                Vice-President Operations and
                                            Chief Operating Officer
F. C. Harvey
Technical Director                          S. W. Poad
Mississauga, Ontario, Canada                Vice-President Finance
                                            and Administration
W. I. L. Forrest (1) (2) (4)
Business Executive                          J. Smith
Gingins, Switzerland                        Vice-President Exploration

C. R. Jonsson (1) (2) (3)
Principal of Tupper Jonsson
& Yeadon
Barristers & Solicitors
Vancouver, British Columbia,
Canada

BOARD COMMITTEE
MEMBERS
(1)  Audit Committee
(2)  Compensation Committee
(3)  Corporate Governance Committee
(4)  Nominating Committee

CORPORATE DIRECTORY

CORPORATE OFFICES                           SOLICITORS

CANADA - HEAD OFFICE                        BORDEN LADNER GERVAIS LLP
CALEDONIA MINING CORPORATION                Suite 4100, Scotia Plaza
Unit 9, 2145 Dunwin Drive                   40 King Street West
Mississauga, Ontario                        Toronto, Ontario M5H 3Y4 Canada
L5L 4L9 Canada
Tel:     (905) 607-7543                     TUPPER, JONSSON & YEADON
Fax:     (905) 607-9806                     1710-1177 West Hastings Street
                                            Vancouver, British Columbia
SOUTH AFRICA                                V6E 2L3 Canada
GREENSTONE MANAGEMENT SERVICES (PTY) LTD.
P.O. Box 587                                AUDITORS
Johannesburg 2000                           BDO DUNWOODY LLP
South Africa                                CHARTERED ACCOUNTANTS
Tel:     (27)(11) 447-2499                  Suite 3200, 200 Bay Street
Fax:     (27)(11) 447-2554                  Royal Bank Plaza, South Tower
                                            Toronto, Ontario M5J 2J8 Canada
ZAMBIA
CALEDONIA MINING (ZAMBIA) LIMITED           REGISTRAR & TRANSFER AGENT
P.O. Box 36604                              EQUITY TRANSFER SERVICES INC.
Lusaka, Zambia                              Suite 420 120 Adelaide Street West
Tel:     (260)(1) 29-1574                   Toronto, Ontario M5H 4C3 Canada
Fax:     (260)(1) 29-2154                   Tel:  (416) 361-0152
                                            Fax:  (416) 361-0470
SHARES LISTED
The Toronto Stock Exchange Symbol "CAL"     BANKERS
NASDAQ OTC BB Symbol "CALVF"                CANADIAN IMPERIAL BANK OF COMMERCE
                                            6266 Dixie Road
CAPITALIZATION at December 31, 2002         Mississauga, Ontario
Authorised: Unlimited                       L5T 1A7 Canada
Shares, Warrants and Options Issued:
Common Shares: 211,795,270
Warrants: 28,061,193
Options: 12,680,800

WEB SITE: http://www.caledoniamining.com

NOTES:

CALEDONIA MINING CORPORATION
Unit #9
2145 Dunwin Drive
Mississauga, Ontario, Canada
L5L 4L9

Tel:     (905) 607-7543
Fax:     (905) 607-9806
info@caledoniamining.com